[LETTERHEAD]

August 13, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-3628
Attn: Mark P. Shuman

Re:
DMRC Corporation
Registration Statement on Form 10
Filed June 23, 2008
File No. 001-34108

Dear Mr. Shuman:

        On behalf of our client, DMRC Corporation, we are providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated July 24, 2008 (the "Comment Letter") relating to the above-referenced Form 10 filed on June 23, 2008 (the "Form 10"), which was amended by Amendment No.1 to the Form 10, filed on July 22, 2008 (the "Amended Form 10"). DMRC Corporation has revised the Form 10 in response to the Staff's comments and is filing concurrently with this letter an Amendment No. 2 to the Form 10, and accompanying information statement (the "Amendment") that reflects these revisions and generally updates the information contained therein.

        For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Unless otherwise indicated, references to pages of the Amendment in the text of this letter correspond to the applicable pages of the information statement filed as exhibit 99.1 to the Amendment.

Information Statement. Exhibit 99.1

General

  1.
  Please provide us with your analysis of why you have concluded that the transaction you propose does not involve an offer and sale of DMRC Corporation shares that should be registered under Section 5 of the Securities Act. In your response, please discuss the impact of the separation-spinoff condition to the tender offer by L-1 tender offer. Provide your views regarding whether the tender of shares of Digimarc in a transaction that will result in the spinoff of DMRC (if a minimum tender condition is met) should be viewed as the offer and sale of DMRC shares.

    Response:    Our response to this comment no. 1 was delivered to you separately by letter dated July 27, 2008.

  2.
  The initial paragraph of the letter to stockholders and the section captioned "The Separation and the Merger" focuses on legal and mechanical aspects of the proposed transaction that appear to be of limited interest to investors, and in focusing on the mechanical aspects of the proposed transaction the disclosure appears to impede investor understanding of the fundamental nature of the transaction and its effect on them. Please consider revising these introductory sections of your document to focus on aspects of the transaction that are truly significant in introducing investors to the transaction. Consider providing investors with a cross-reference to the page on which you provide additional material details that you believe are important to investors.

    Response:    The letter to the stockholders has been revised to reflect the current status of the transaction and to facilitate investor understanding of the transaction by focusing on those aspects of the transaction that affect the investors. More specifically, the letter to stockholders has been revised to eliminate the mechanics of the distribution of the DMRC LLC interests to the trust and the subsequent merger of DMRC LLC with and into DMRC Corporation. The revised disclosure focuses on the aspects of the transaction that are important to investors, namely that (i) each stockholder of Digimarc Corporation is entitled to receive shares of common stock of DMRC Corporation in connection with the spin-off, (ii) the number of shares of DMRC Corporation common stock to which each stockholder is entitled is calculated on the basis of one share of DMRC Corporation common stock for every three and one-half shares of Digimarc common stock held by the stockholder, and (iii) the shares of DMRC Corporation common stock will be held in trust for the benefit of the stockholders of Digimarc common stock until the Registration Statement on Form 10 has been declared effective by the Securities and Exchange Commission.

  3.
  For example, you discuss a transfer of assets to DMRC LLC and a subsequent merger between DMRC LLC and DMRC, but the purpose of these steps of the transaction and their significance to the company and the investors is not explained. If those mechanical steps are not significant from an investor perspective, it is unclear why those details need to be discussed when you introduce investors to the proposed transaction. As it appears that Digimarc investors will receive only DMRC Corporation shares, it appears that the transaction and its effect on them can be described more clearly and concisely.

    Response:    Please see our response to comment no. 2 above, which describes the revisions we have made to the description of the transaction.

  4.
  In your response letter, please explain why the assets and liabilities of the digital watermark business will be placed first in the LLC vehicle which will thereafter engage in a merger with the corporation whose shares will ultimately be received by the Digimarc holders in the spinoff.

    Response:    The assets and liabilities of the digital watermarking business were placed in DMRC LLC prior to the merger of DMRC LLC with and into DMRC Corporation, whose shares will ultimately be distributed to the Digimarc stockholders, in an effort to obtain a fair market value (as distinguished from a carryover) tax basis in the assets of the digital watermarking business transferred to DMRC LLC in connection with the spin-off.

Summary, page 3

  5.
  Please consider adding to the summary of the transactions information relating to the management and operations of the company after the transactions, such as, but not limited to, the management of the company and departures of any significant employees.

    Response:    We have added the requested disclosure to the summary on page 8 of the Amendment.

  6.
  Please include in the summary an overview of the transition services agreement, license agreement, and separation agreement. Consider providing a cross-reference to the location in the prospectus where you describe the material rights and obligations under those agreements.

    Response:    We have revised the summary section of the information statement to include an overview of the transition services agreement, the license agreement and the separation agreement, each with a cross-reference to a more detailed description of the agreement provided in "Our Relationship with Digimarc Corporation after the Spin-Off." Please see pages 7-8 of the Amendment.

Risk Factors, page 10

  7.
  Please revise the introductory paragraph to eliminate the disclaimer regarding omission of risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

    Response:    We have revised the language in the introductory paragraph to the Risk Factors to eliminate the disclaimer. Please see page 11 of the Amendment.

We have the ability to issue additional equity securities . . . page 11

  8.
  You disclose on pages 80-81 that all outstanding options to purchase shares of Digimarc common stock and all outstanding shares of Digimarc restricted stock will become fully vested and exercisable immediately prior to the record date. Tell us whether you are aware of any material amounts of Digimarc options that will be exercised prior to the record [date] and in your response letter provide your views regarding whether additional disclosure regarding the potential effect of any such exercises is appropriate.

    Response:    A significant number of shares of Digimarc common stock were issued pursuant to the exercise of options prior to the record date, but the number of shares actually issued was fewer than the number of shares included in the pro forma financial statements of DMRC Corporation based on earlier estimates, and, because Digimarc contributed the cash received by Digimarc with respect to the exercise of stock options to DMRC corporation as part of the restructuring as described in the Amendment, the net effect of such stock option exercises on the Digimarc corporation shareholders was not material. Although we expected that most of Digimarc's in-the-money stock options would be exercised prior to the record date, we do not believe the number of shares of Digimarc common stock issued pursuant to the exercise of options prior to the record date was material in the context of our disclosure regarding the transactions, nor do we believe additional disclosure regarding the potential effect of such option exercises in the Amendment is appropriate.

A small number of customers account for a substantial portion . . ., page 12

  9.
  We note from disclosure in this section as well as page F-19 that you have three significant customers, including two principal customers during the year ended December 31, 2007, [that] continue to be responsible for substantial portions of your revenues, aggregating to 78% during the quarter ended March 31, 2008. Although we note that you disclose that one of these customers is a "Central Bank consortium", it appears you should more specifically identify the consortium as well as the other principal customers. We note that your disclosure suggests the second principal customer in the most recent year and interim period may be Nielson. Please clarify this.

    Response:    We have clarified on page 13 of the Amendment that DMRC Corporation's two principal customers are the consortium of Central Banks and The Nielsen Company. The third customer referred to in Note 4 of the Notes to Financial Statements is not expected to represent 10% or more of DMRC Corporation's future revenues, and the loss of this customer would not have a material adverse effect on DMRC Corporation. In the past, the revenues DMRC Corporation received from this customer met or exceeded 10% of its revenues for a particular period only because DMRC Corporation recognizes revenue associated with this customer as payments are received from this customer due to our assessment that collection of receivables from these sales are not probable at the time of sale. If the customer timely paid its account, DMRC Corporation would recognize revenues that would not exceed 10% of its revenues for any particular period. Accordingly, we believe the identity of the third customer is not material.

    The identities of the members of the consortium of Central Banks are highly confidential, primarily for national security issues. DMRC Corporation has filed a redacted version of the agreement with this consortium as an exhibit to the Amendment, and has submitted a request for confidential treatment of the agreement. The confidential treatment request specifically seeks confidential treatment for the identities of the members of the consortium of Central Banks.

We may not be able to protect adequately our intellectual property . . ., page 18

  10.
  You disclose as a risk factor that some countries "outside the United States where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States." Please identify such countries where a material level of risk exists.

    Response:    Because the risk that the steps that DMRC Corporation has taken to prevent misappropriation of its solutions, technologies or other proprietary information may not prevent their misappropriation cannot reasonably be attributed to particular countries or regions, we have revised the risk factor entitled "We may not be able to protect adequately our intellectual property . . ." to remove the language "particularly outside the United States where laws or law enforcement practices may not protect our proprietary rights as fully as in the United States." Please see page 21 of the Amendment.

  11.
  You disclose that the company is the exclusive licensee under some third-party patents that appear material to your operations. Please clarify the nature of the exclusive licenses that are held by the company, to the extent material, and provide a meaningful assessment of the effect of the exclusively licenses technologies on your competitive position.

    Response:    We have revised the risk factor entitled "We may not be able to protect adequately our intellectual property . . ." to clarify that although DMRC Corporation is the exclusive licensee under some third-party patents, to date, these patents have not been material to DMRC Corporation's operations. Please see page 20 of the Amendment.

The Spin-Off, page 12

  12.
  Please discuss the background of the spin-off in greater detail, including the material legal and financial issues that led the Digimarc's board to approve the separation of the digital watermarking business from the secure ID business, and recommend that the company be spun-off as a stand-alone public company. Please provide a reasonably detailed summary of the negotiation process that led to the current transactional structure. For example, if L-1 indicated in initial negotiations that it was only interested in purchasing the secure ID business it appears you should discuss this. Alternatively, if the management of Digimarc responded to L-1's expressions of interest in purchasing the business as a whole, it appears that aspect of the transactional background should be addressed.

    Response:    We have revised the disclosure beginning on page 22 of the Amendment under the heading "The Spin-Off" to give more detail about the background of the spin-off and to clarify that L-1 Identity Solutions, Inc.'s ("L-1") original proposal to acquire Digimarc's ID systems business contemplated that the acquisition would not include Digimarc's digital watermarking business, and that the digital watermarking business would be spun-off to Digimarc's stockholders.

  13.
  To the extent that the board's decisions to enter into the transaction with L-1 and effect the DMRC spinoff were based in material part on the analysis or recommendation of financial advisors, it appears that you should identify the outside advisors to Digimarc and the company and discuss the nature of the reports and recommendations by them. In addition, please address what consideration Digimarc's board gave to the allocation of assets, liabilities, rights and indemnifications between Digimarc and the company in connection with the separation agreement, transition services agreement, and license agreement. We note that in the overview section of "Our Relationship with Digimarc Corporation After the Spin-Off" discussion on page 82, such agreements were not negotiated at arms' length and may not reflect terms that would be negotiated between independent parties.

    Response:    The revised disclosure beginning on page 22 under the heading "The Spin-Off" provided in response to comment no. 12 above includes disclosure about Digimarc's engagement of financial advisors to assist it in evaluating the transaction with L-1, as well as alternatives to the transaction with L-1. Digimarc received a fairness opinion from Imperial Capital, LLC related to the consideration to be received by its stockholders pursuant to the tender offer by L-1 and merger with a subsidiary of L-1, which is described in and attached to the Schedule 14D-9 filed by Digimarc in connection with the tender offer by L-1. The fairness opinion from Imperial Capital, LLC specifically excludes opining as to the spin-off of Digimarc's digital watermarking business. Digimarc was advised by RA Capital, but did not receive a fairness opinion or formal valuation related to the spin-off of its digital watermarking business.

    Pursuant to the separation agreement, the assets and liabilities of Digimarc were allocated between Digimarc and DMRC Corporation in the spin-off based on the secure ID business and digital watermarking business, respectively. Corporate level liabilities, including liabilities allocable to the secure ID business, liabilities arising from corporate level activities (such as SEC reporting, corporate finance, treasury and investor relations) that do not relate specifically to either line of business, income tax liabilities through the distribution date and separation tax liabilities, remained with Digimarc. In addition, Digimarc and DMRC Corporation agreed to certain indemnification provisions in the separation agreement described beginning on page 92 of the Amendment. The board of directors of each Digimarc and DMRC Corporation considered the allocation of assets, liabilities, rights and indemnification in deciding to approve the separation agreement, the transition services agreement and the license agreement.

    We have added disclosure on page 89 in the overview section of "Our Relationship with Digimarc Corporation After the Spin-Off" to clarify that, because L-1 or a subsidiary of L-1 is a party to the spin-off agreements, it was involved in the negotiation of these agreements.

Manner of Effecting the Spin-Off, page 21

  14.
  You disclose that holders of record will receive cash equal to the fair market value of any fractional shares of DMRC Corporation common stock. Please more precisely describe the mechanics of this payment and the manner in which fair market value will be determined. Also, state the source of the cash payments. In your response letter, tell us the maximum aggregate dollar obligation you expect will be incurred in paying this obligation.

    Response:    We have revised the disclosure on page 29 of the Amendment to describe the mechanics of payment and how the amount payable to Digimarc stockholders in lieu of fractional shares will be determined. As described in the revised disclosure, the source of cash to make these payments is proceeds from the sale of the fractional shares in open market transactions. DMRC Corporation does not expect to incur any additional out-of-pocket expense to make the fractional share payments.

  15.
  Please quantify the costs associated with the contemplated transactions to be borne by DMRC Corporation, and the amount of debt you will assume or incur to cover these costs and for working capital as a stand-alone company.

    Response:    We have revised the disclosure on page 29 of the Amendment to include a description and the amount of the costs associated with the contemplated transactions and an explanation of how the costs will be paid.

Spin-Off Conditions and Termination, page 23

  16.
  Please specify the material approvals and consents necessary to complete the spin-off that you refer to on page 23.

    Response:    No material approvals or consents were required as a condition of the spin-off, which occurred on August 1, 2008.

Selected Historical Financial Information, page 27

  17.
  Please indicate that the financial information in the Statement of Operations and Balance Sheet on page 27 is represented in thousands.

    Response:    We have revised the second paragraph under the heading "Selected Historical Financial Information" on page 34 of the Amendment to indicate that the numbers in the Statement of Operations and Balance Sheet tables following the paragraph are in thousands.

Pro Forma Financial Information

Unaudited Pro Forma Statement of Operations, page 30

  18.
  Please explain your basis for providing pro forma statements of operations for the year ended December 31, 2007 and the quarterly period ended March 31, 2008. Explain to us why you believe that this presentation is useful to an investor considering that there are no pro forma adjustments. In this regard, we note that your current presentation may be confusing. If you conclude that this presentation should be removed, please expand your disclosures surrounding the exclusion of the incremental expenses that you would have incurred had you been a stand-alone company. Although you may be unable to determine a factually supportable amount for the pro forma presentation please tell us what consideration you have given to disclosing, here and on page F-8, an estimate or range of what these expenses would have been on a stand-alone basis. Refer to Question 2 of SAB Topic 1.B1.

    Response:    We have removed the pro forma statements of operations for both the year ended December 31, 2007 and three months ended March 31, 2008 and provided an explanation of the removal. We have also indicated that although DMRC Corporation believes operating costs on a stand alone basis will be higher than those allocated under the shared services methodology applied in the audited financial statements, DMRC Corporation does not believe it has factually supportable data to produce more meaningful cost projections. On July 18, 2008, DMRC Corporation provided financial guidance that it expected revenues to be more than $19 million for 2008 and more than $20 million for 2009. DMRC Corporation also indicated that, as of the same date.it expects to be profitable for 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

  19.
  Please revise your disclosure regarding the planned merger and separation to focus on the aspects of the transaction that are truly significant in informing investors regarding the transaction. If you believe the mechanical details of the transactions are material to the understanding of the transaction, please clearly explain the importance of the detailed presentation of the transaction.

    Response:    Please see our response to comment no. 2 above, which describes the revisions we have made to the description of the transaction provided in the letter to stockholders. We have made similar revisions to the disclosure regarding the planned merger and separation provided in "Management's Discussion and Analysis of Financial Condition and Results of Operations," on page 39 of the Amendment.

  20.
  It appears that more than 50% of the company's revenues are derived from international customers. Please disclose the countries in which you operate and derive a material amount of revenues.

    Response:    The majority of DMRC Corporation's revenues derived from international customers are generated under the Counterfeit Deterrence System Development and License Agreement, dated as of January 1, 1999, between DMRC Corporation and the Consortium of Banks (the "Development and License Agreement"), for portions of which confidential treatment has been requested. To disclose the countries in which revenues are derived under this agreement would require DMRC Corporation to disclose certain information for confidential treatment has been sought.

  21.
  Please provide a more detailed narrative discussion regarding the underlying internal or external business events and developments that had an impact on the company's financial results. For example, discuss the underlying events that affected the increase in consulting revenue from your Central Banks consortium that you disclose on page 46. As a further example, discuss the underlying developments that led to the decrease in service to government agencies which you disclose was primarily the reason for the decrease in service revenue in 2006. You should explain whether these changes in revenue are related to a trend or known demands or whether they are the result of isolated events. Furthermore, please tell us what consideration you gave to quantifying the extent of the contribution of each source of a material change you have identified in this subsection, pursuant to interpretative guidance in Section III.D of SEC Release No. 33-6835.

    Response:    We have expanded the description of DMRC Corporation's revenue model for both its longer-term and shorter-term contracts beginning on page 46. The revised disclosure addresses the more predictable, longer term contracts as well as the less predictable, shorter-term contracts. The disclosure also discusses other factors, such as volume, pricing and the variability of our shorter term contracts. We believe that the inclusion of a more comprehensive discussion of the variables of DMRC Corporation's revenue models makes the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections addressing the revenue changes from period to period easier to understand and more meaningful to investors. The disclosure is limited in the amount of disclosure that it can provide regarding the Development and License Agreement, which is described more fully in the confidential treatment request related to the Development and License Agreement with the Central Bank consortium.

    We believe that the revised disclosure, as described above, satisfies the requirements of Section III.D of SEC Release No. 33-6835. Specifically, the revised disclosure addresses the material components of DMRC Corporation's revenue model and the variables that cause increases or decreases in revenues. The disclosure also provides reasons for material period-to-period changes in major line items of the financial statements, as well as components within line items, where appropriate. As requested, we have expanded the explanation of the causes of changes in revenue, which is one of the most, if not the most, important attribute of DMRC Corporation's business model. The revised disclosure addresses such factors as volume and price differences between the periods being presented, and points out the predictability, or volatility, as applicable, of both shorter term and longer term contracts. We believe that the "Management's Discussion and Analysis of Financial Condition and Results of Operations", as revised, assists investors in understanding DMRC Corporation's business in a simple, plain English format. Please see page 46 of the Amendment.

  22.
  Please revise this section to discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands and uncertainties that may affect the company's financial condition. Challenges that should be discussed include the transition from being a part of Digimarc to a publicly traded company (including paying for the associated costs of being a public company), and any plans for expansion.

    Response:    We have revised the "Planned Merger and Separation" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" to advise investors that the information presented in the discussion is not necessarily representative of the financial condition and results of operations of DMRC Corporation that would have resulted had DMRC Corporation been operating as an independent, publicly-traded company for the periods presented. The additional disclosure summarizes the challenges that DMRC Corporation will face in its transition to an independent, publicly-traded company and refers readers to a discussion of the Risk Factors, where these challenges have been set forth and described in more detail. Please see page 40 of the Amendment.

  23.
  It appears that the research, development and engineering cost accounts for 22 percent of total revenue for 2007 and 2006. Please discuss the nature of the "products and solutions" that constitute this expenditure and whether the research is in accordance with any strategic plan or goal of management.

    Response:    We have expanded the research and development expenditure section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" to provide a more specific description of DMRC Corporation's activities and to explain how these activities support its business model. Please see page 49 of the Amendment.

  24.
  You state on page 59 that your "future success will depend, in part, on our ability to continue to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense." We note, for example, that you disclose severance related costs of $1.6 million. Please expand your disclosure to discuss in a materially complete manner whether you will or expect to experience material employee departures as a result of this transaction and the impact such personnel changes will have on your financial results.

    Response:    We have expanded the disclosure under "Employees" beginning on page 65 of the Amendment to include that DMRC Corporation offered employment to all of the members of its project service teams, and that all of the employees accepted employment with DMRC Corporation as of August 1, 2008. The expanded disclosure provides information regarding the basis of these offers made to the employees, discusses the importance of DMRC Corporation's compensation plan, which is still to be established, to retaining DMRC Corporation's technical and management resources in this competitive environment and states that DMRC Corporation does not anticipate material turnover at this time or in the reasonably foreseeable future, especially among its technical personnel.

Forward-Looking Statement, page 54

  25.
  We note your reference to the Private Securities Litigation Reform Act of 1995 and statement that your filing contains forward-looking statements within the meaning of that legislation. Please be advised that we view your filing as the company's initial public offering. See paragraph (b)(2)(D) of Section 21E of the Securities Exchange Act and revise appropriately. We also note that your reference to the Securities Act under this heading appears inapplicable to your Form 10 registration statement.

    Response:    We have revised the statement under "Forward-Looking Statements" on pages 60 and 61 of the Amendment to remove references to the Private Securities Litigation Reform Act of 1995 and the Securities Act of 1933.

Business of DMRC Corporation

  Competition, page 59

  26.
  Please disclose your competitive position in the market and indicate who your main competitors are, if one or a small number are dominant in your industry.

    Response:    We have expanded the disclosure under the heading "Competition" on page 65 of the Amendment to describe DMRC Corporation's competitive position within the market and to clarify that DMRC Corporation does not have main competitors and that the industry the industry is not dominated by a small number of companies.

Management, page 61

  27.
  Please explain the timeframe and the manner in which the five directors on the Board of Directors will be chosen following the DMRC Corporation merger.

    Response:    We have revised the information on page 67 of the Amendment to state that the directors of DMRC Corporation were elected to the board on July 29, 2008.

  28.
  We note that your disclosure is unclear whether the company has had any transactions with related persons as defined in Item 404 of Regulation S-K. Please explain clearly whether the company has transactions in which related persons have a direct or indirect material interest. It appears that the separation agreement and transition services agreement are related party transactions which should be cross-referenced in this section.

    Response:    We have added disclosure under the heading "Related Person Transactions" to include a description of DMRC Corporation's procedure for reviewing and approving or ratifying related person transactions, and to refer readers to a discussion of the separation agreement and transition services agreement to which Digimarc and DMRC Corporation are both parties. Please see page 72 of the Amendment.

Director Compensation, page 66

  2007 Director Compensation Table, page 66

  29.
  Please explain whether the valuation of the stock and options awards for the directors are in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R. Please see Item 402(k)(2)(iii), (iv) of Regulation S-K.

    Response:    The stock and option awards for the directors have been valued in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R. We have revised the footnotes accompanying the "2007 Director Compensation Table" accordingly. Please see page 73 of the Amendment.

  30.
  In footnote 2 to the 2007 Director Compensation Table, you disclose that each director was granted an option to purchase 6,000 shares of Digimarc common stock on May 2, 2007. We note that two directors received $26,986 and another two directors received $39,628. Please explain the factors that resulted in the differences.

    Response:    As described in the narrative description following the 2007 Director Compensation Table on page 74 of the Amendment, non-employee directors receive option awards when first elected to the Board of Directors that vest monthly over 3 years following the grant date, and additional option awards at the annual shareholders meeting that vest over 12 months following the grant date. Because two of the directors were first elected to the Board of Directors in 2005, their initial option awards were still vesting during 2007. In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R, expense with respect to these option awards that were still vesting during 2007 was recognized during 2007. The other two directors were elected to the Board of Directors in 2000 and 2003, respectively, so their initial option awards had fully vested before 2007 and no expense was recognized with respect to those option awards during 2007. The difference between the $26,986 value disclosed for option awards to two of the directors and the $39,628 value disclosed for option awards to the other two directors is the expense recognized during 2007 associated with the initial option awards granted to those directors in 2005.

  New Compensation Proposal for DMRC Directors, page 67

  31.
  Please provide an expanded discussion of the new compensation proposal for DMRC Corp. Disclose whether the company plans to provide any equity compensation to its directors, whether committee members will receive additional compensation, and whether directors will continue to be reimbursed for expenses.

    Response:    As explained under the caption "New Compensation Proposal for DMRC Directors" on page 75 of the Amendment, DMRC Corporation expects to continue to provide both cash and equity compensation to its non-employee directors in amounts commensurate with that paid at comparable companies.

Executive Compensation, page 73

  32.
  In your response letter, please explain why the summary compensation table for executive officers only includes information for fiscal year 2007 and not for fiscal year 2006. Please refer to Regulation S-K Compliance and Disclosure Interpretations Question 217.01 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

    Response:    We have revised the 2007 Summary Compensation Table and accompanying narrative beginning on page 80 of the Amendment to include compensation information for fiscal year 2006.

Our Relationship with Digimarc Corporation After the Spin-Off, page 82

  The Distribution, page 83

  33.
  You state that the ratio of units of DMRC LLC to be issued for each share of Digimarc common stock is subject to change as a result of market conditions and other factors. Please state whether you will inform shareholders if the spinoff distribution rate changes from one unit of DMRC for three and a half shares of Digimarc common stock and the procedures that will be followed to disseminate such information.

    Response:    We deleted the statement that the ratio of units of DMRC LLC to be issued for each share of Digimarc common stock is subject to change as a result of market conditions and other factors from the Amended Form 10, and it does not appear in the Amendment.

  License Agreement, page 86

  34.
  You indicate that the technology license to be received by L-1 will be exclusive, but in describing the licenses to DMRC you do not state whether the licenses to technologies for use in the digital watermark field are exclusive or non-exclusive. Please expand the description of the license agreement with DMRC so that all material terms of that agreement are described. It is unclear for whether the licenses are royalty-free, or if not, the terms on which royalties will be computed and paid. Similarly, the duration of material licenses does not appear to be disclosed.

    Response:    We have expanded the description of the License Agreement between DMRC Corporation and L-1 Solutions Operating Company ("L-1 Operating"), beginning on page 93 of the Amendment, to indicate that the licenses granted by the parties are royalty-free and that the license granted by L-1 Operating to DMRC Corporation is non-exclusive.

  Transition Services Agreement, page 87

  35.
  Please more specifically describe the transition services that DMRC Corporation and Digimarc each agreed to provide the other in the transition services agreement, as your reference to "assistance substantially consistent with services provided before completion of the spinoff" is vague. In particular, provide a materially complete description of the material services upon which each Digimarc and you will be dependent on one another during the term of the agreement. Expand your reference to prices that "generally are intended to cover each party's reasonable costs" to explain the extent to which pricing was not determined based on cost of the supplier. Please also explain briefly how the internal cost amounts were determined and discuss how those prices compare to the cost of similar services from independent parties. To the extent either party is a contractually obligated to pay for or supply material amounts of services in specified amounts, provide appropriate disclosure. The additional disclosure should allow the shareholders to understand the level and extent of the inter-dependency of Digimarc/L-1 and DMRC and their reciprocal financial obligations.

    Response:    We have revised the disclosure under "Our Relationship with Digimarc Corporation after the Spin-Off—Transition Services Agreement" beginning on page 94 of the Amendment to include a list of the types of the services to be provided by each of DMRC Corporation and Digimarc, the range of duration of services to be provided, and an explanation of how the hourly rates comprising the fees for the services were calculated.

Security Ownership of Certain Beneficial Owners and Management, page 88

  36.
  Please disclose the persons who, directly or indirectly, have or share voting and/or investment power with respect to the shares held by legal entities such as The Clark Estates, Inc. and Dimensional Fund Advisors LP. See Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the Exchange Act.

    Response:    Instruction 3 to Item 403 of Regulation S-K provides that "[t]he registrant shall be deemed to know the contents of any statements filed with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act." In a Schedule 13G, filed on March 3, 2008, The Clark Estates, Inc. reported that it has sole voting power and sole dispositive power of the 2,056,058 shares of Digimarc Common stock held by The Clark Estates, Inc. at that time. We have updated footnote 1 to the "Security Ownership of Certain Beneficial Owners and

    Management" table to indicate that, as set forth in the Schedule 13G filed by The Clark Estates, Inc. on March 3, 2008, Clarke BP LLC, a client of The Clark Estates, Inc. is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds of the sale from, the securities for which The Clark Estates, Inc. serves as an investment advisor. In a Schedule 13G/A filed by Dimensional Fund Advisors LP ("Dimensional") on February 6, 2008, Dimensional reported that it has sole voting power and sole dispositive power of the 1,449,957 shares of Digimarc common stock held by Dimensional at that time. We have updated footnote 3 to the "Security Ownership of Certain Beneficial Owners and Management" table to indicate that, as set forth in the Schedule 13G/A filed by Dimensional on February 6, 2008, that all securities reported in the Schedule 13G/A and the beneficial ownership table are owned by the funds, that the funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held in their respective accounts, and that Dimensional disclaims beneficial ownership of such securities. Please see page 97 of the Amendment.

  37.
  It appears that the table on page 88 provides information with respect to the expected beneficial ownership of the company's common stock after the spin-off. We note that the company plans to issue shares of Series A Redeemable Nonvoting Preferred stock worth $50,000 to your executive officers. Please include information relating to each class of equity securities of the company. See Item 403(b) of Regulation S-K.

    Response:    We have added the requested disclosure to the table on page 96 of the Amendment.

Material U.S. Federal Income Tax Consequences, page 93

  38.
  Please discuss the basis of the company's beliefs regarding the material federal income tax consequences of the proposed transactions, and in particular note whether those views are based on opinions of legal counsel or certified public accountants. Please replace expressions of the tax consequences as hopes or desires by replacing phrases such as "intend that," "should recognize," and "do not expect" with language that clearly describes the tax consequences that will result, in the view of DMRC and its tax advisors, as applicable. If an opinion has been or will be obtained it should be filed as an exhibit to the filing.

    Response:    Digimarc Corporation did not obtain an opinion of either legal counsel or certified public accountants with respect to the material U.S. federal income tax consequences of the transactions. We have revised the disclosure under the "Tax consequences to stockholders" portion of the summary section on page 6 of the Amendment, and the section entitled "Certain Material U.S. Federal Income Tax Consequences," beginning on page 102 of the Amendment to more clearly describe the tax consequences that will result, in the view of DMRC Corporation and its tax advisors, from both the completed and the proposed transactions.

Financial Statements

Combined Statements of Operations, page F-4

  39.
  Please revise to provide pro forma basic and diluted earnings per share. Also, revise to provide footnote disclosure describing how you arrived at the pro forma earnings per share amounts.

    Response:    We have added the pro forma earnings per share information to the statements of operations on page F-4 of the Amendment and have added a description of how the numbers were calculated to the "Basis of Accounting" section of footnote 1 to the financials statements. Please see Page F-9 of the Amendment.

Investments, page F-10

  40.
  Please tell us how you considered the disclosures required by SFAS 115 and SFAS 157.

    Response:    Pursuant to paragraph 7 of SFAS 115, DMRC Corporation's marketable securities are generally classified as held-to-maturity as of the balance sheet date and are reported at amortized costs, which approximates market, because DMRC Corporation has positive intent and ability to hold these securities to maturity.

    Investments with maturities beyond one year have been classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. Though DMRC Corporation intends to hold such investments to maturity, DMRC Corporation believes that certain changes in circumstances pursuant to paragraph 8 of SFAS 115 may call into question its ability to hold such investments to maturity, but would still allow it to classify these investments as held-to-maturity.

    A decline in the market value of any security below cost that is deemed to be "other-than-temporary" results in a reduction in carrying amount to fair value, the impairment is charged to earnings and a new cost basis for the security is established. There have been no "other-than-temporary" impairments deemed identified or recorded. Accordingly, DMRC Corporation has not recorded any unrealized gains or losses related to its marketable securities nor provided additional disclosures as outlined in paragraph 19 of SFAS 115.

    DMRC Corporation has applied the provisions of SFAS 157 regarding the framework of measuring fair value and noted no material effect on its current financial statements. Unless factors or events dictate otherwise, DMRC Corporation performs annual impairment analysis of its investments and applies the provisions of SFAS 157 in measuring fair value.

    DMRC Corporation has elected not to measure certain financial assets and liabilities at fair value as permitted by SFAS 159. Also, DMRC Corporation does not currently have any assets or liabilities measured at fair value.

    Accordingly, DMRC Corporation has not disclosed any fair value measurements pursuant to SFAS 157 as there are no assets or liabilities measured, or required to be measured, at fair value.

Note 5. Stock-Based Compensation, page F-15

  41.
  Please revise to provide each of the required disclosures identified in paragraph A240 of SFAS 123(R).

    Response:    Because stock compensation expense is allocated from Digimarc Corporation, we do not believe that SFAS 123(R) disclosure requirements are applicable to the carve-out financials of DMRC Corp. We have modified the disclosures in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of the Notes to Financial Statements sections of the Amendment to more clearly state that the stock compensation expense is an allocation of expense from Digimarc Corporation. We have also modified the disclosures to provide a summary of some of the key SFAS 123(R) assumptions used by Digimarc Corporation in calculating stock compensation expense. We do not believe that the traditional SFAS 123(R) tables and share information provided by Digimarc Corporation in connection with its financial statements is appropriate for or meaningful to the DMRC Corporation carve-out financials. Please see pages 43, 51 and F-15 through F-18 of the Amendment.

Note 8. Income Taxes, page F-20

  42.
  Please tell us how you considered the disclosures required by paragraphs 43 through 49 of SFAS 109.

    Response:    In preparing its disclosures, DMRC Corporation considered disclosing the components of the net deferred tax asset and the net operating loss carryforwards that would be properly allocable to DMRC Corporation pursuant to SFAS 109 paragraph 43 and 48. However, as DMRC Corporation was not a separate tax paying entity nor a separate subsidiary of a tax paying entity, and because the proposed transaction will result in DMRC Corporation having no carryforward tax attributes including net operating losses, DMRC Corporation believes disclosing the net deferred tax asset would result in misleading the reader of the financial statements into believing DMRC Corporation would benefit from the net deferred tax asset in the future. Furthermore, as no deferred tax assets are reflected in DMRC Corporation's disclosures, any rate reconciliation as described in paragraph 47 or disclosure of tax expense in paragraph 45 showing a tax rate of zero by increasing the valuation allowance would not be meaningful as DMRC Corporation will not recognize any net deferred tax assets in its financial statements in future periods.

    SFAS 109 Paragraphs 44 and 49 do not apply to DMRC Corporation as it does not have any temporary differences described in APB 23 nor does it file a tax return. DMRC Corporation did consider Paragraph 46 because a certain amount of the net operating loss would be allocated to equity upon releasing the valuation allowance; however, since DMRC Corporation is not disclosing the net operating loss, a separate disclosure related to the equity portion was not appropriate.

Note 10. Quarterly Financial Information, page F-21

  43.
  In order to provide a balanced presentation, include your quarterly operating results for the quarters in fiscal 2006 or explain why this information is not meaningful. That is, comparative information should be provided for each quarter that is being shown in the table.

    Response:    In order to provide some insight into recent quarterly performance, we have provided quarterly operating results for each quarter of fiscal 2007 and the first quarter of fiscal 2008; however, we believe that DMRC Corporation qualifies as a smaller reporting company, and therefore is not required to include quarterly information for the two most recent fiscal years. Item 302(a) of Regulation S-K requires disclosure of certain financial information "for each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included or are required to be included by Article 3 of Regulation S-X." However, section (c) of Item 302 states that "[a] registrant who qualifies as a smaller reporting company, as defined by Rule 229.10(f)(1), is not required to provide the information required by this Item." Rule 10(f)(1) defines a "smaller reporting company" to include, for an issuer whose public float, as calculated in accordance with Rule 10(f)(1) is zero, a company that had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available. Because DMRC Corporation's revenues for the fiscal year ended December 31, 2007 were $13.0 million, it qualifies as a smaller reporting company under Rule 10(f)(1).

Exhibits

  44.
  We have recently received by amendment the separation agreement, transition services agreement, and license agreement. We will review and provide comments, if any, relating to these agreements at a later time.

  45.
  Please provide us with an analysis as to why you have determined that the following documents do not need to be filed pursuant to Item 601(b)(4) of Regulation S-K.
  •
  Exclusive licensee agreements;

  •
  Indemnification agreements that DMRC will enter into with each of its directors and executive officers;

  •
  Employment agreement with Bruce Davis;

  •
  Change of control retention agreements with Mr. McConnell and Mr. Chamness.

    Response:    We assume that comment no. 45 is meant to ask for analysis under Item 601(b)(10), rather than Item 601(b)(4), of Regulation S-K, and are responding in accordance with that assumption. Under Item 601(b)(10) of Regulation S-K, DMRC Corporation is required to file as an exhibit to the Form 10"[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing." As indicated in our response to comment no. 11 above, DMRC Corporation does not believe that any of the agreements under which it is the exclusive licensee of a patent or other technology is material to the company's operations. Therefore, none the agreements under which DMRC Corporation is an exclusive licensee need be filed as a material contract. Since the filing of the Amended Form 10, DMRC Corporation has entered into indemnification agreements with each of its directors and executive officers. A form of the indemnification agreement has been filed as exhibit 10.5 to the Amendment. At this time, DMRC Corporation has not entered into either an employment agreement with Bruce Davis or change of control retention agreements with Mr. McConnell or Mr. Chamness. If and when DMRC Corporation enters into each of these agreements, the agreement will be filed as an exhibit to the periodic report for the period in which the agreement is executed or becomes effective.

  46.
  We note your reference on page 57 and elsewhere to an agreement with the Central Bank consortium. As it appears that you are substantially dependant upon this contract, please provide it as an exhibit, pursuant to Item 601(b)(10) of Regulation S-K. Additionally, the text on page 12 suggests that the other principal customer during 2007 and the most recently completed interim period is a party to an agreement with you. As such, it also appears you should file that contract as a material agreement.

    Response:    We have filed a redacted version of the agreement with The Nielsen Company and the Development and License Agreement as Exhibits 10.3 and 10.4, respectively, to the Amendment, and have submitted a request for confidential treatment of each agreement.

  47.
  We note that you do not list the schedules to any of the agreements that you filed as exhibits. Because the transition services agreement and the license agreement do not appear to be plans of acquisition, reorganization, arrangement, liquidation or succession within the meaning of Item 601(b)(ii) of Regulation S-K, please submit the schedules for each of these agreements. In addition, submit a list of the schedules for the separation agreement briefly identifying the contents of all omitted schedules with an agreement to furnish supplementally a copy of any omitted schedules to the Commission upon request.

    Response:    At the time that the transition services agreement and the license agreement were filed as exhibits to the Amended Form 10, they had not been entered into by the parties. For this reason, the agreements were filed in preliminary form, without the schedules attached thereto. Under Instruction 1 to Item 601 of Regulation S-K, if an agreement has been filed in preliminary form, the agreement need not be refiled if it has been changed only to, among other things, insert signatures or make similar immaterial changes. We do not believe that the changes made to either the transition services agreement or the license agreement since the filing of the preliminary forms are material. DMRC Corporation will file copies of the executed agreements, with schedules if required by Item 601 of Regulation S-K, as redacted for confidential information, as appropriate, with its first quarterly report on Form 10-Q filed after the Form 10 has been declared effective. We have updated the separation agreement to reflect the changes made to the version signed by the parties and to include a list of schedules to the agreement, and have refiled the agreement as Exhibit 2.1 to the Amendment. We have also included a footnote to the exhibit list and exhibit index that indicates that the separation agreement contains a list of schedules to the agreement that have been omitted pursuant to Item 601(b)(2) of Regulation S-K. In the footnote, DMRC Corporation undertakes to furnish supplementally a copy of the omitted schedules and exhibits to the Securities and Exchange Commission upon request.

General

  48.
  We note a number of blank spaces throughout your information statement concerning the number of shares outstanding following the spin-off and compensation disclosure, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

    Response:    We have provided the information previously omitted in the Amendment.

* * * *

        DMRC Corporation acknowledges that (a) DMRC Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings and (c) DMRC Corporation may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * *

        We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact the undersigned at (503) 727-2144.

                      Very truly yours,

                      /s/ John R. Thomas

                      John R. Thomas

cc  (w/o enc.):  Bruce Davis (DMRC Corporation)
                        Roy W. Tucker (Perkins Coie LLP)